UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 2)*

                          Pro Tech Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    742944101
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  742944101

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
-----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)         /  /
                                                        (b)        /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                        /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
NUMBER OF                    7.     SOLE VOTING POWER
  SHARES                                    -0- (a)
BENEFICIALLY                 8.     SHARED VOTING POWER
  OWNED BY                                  -0-
   EACH                      9.     SOLE DISPOSITIVE POWER
REPORTING                                   -0- (a)
PERSON WITH                 10.     SHARED DISPOSITIVE POWER
                                            -0-
------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -0- (a)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       -0-%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote

(a) Carole Salkind (the "Reporting Person") is the holder of secured convertible notes of NCT Group, Inc. ("NCT"). NCT holds 100% of the outstanding common stock of NCT Hearing Products, Inc. ("NCT Hearing"), which, in turn, holds 81.6% of the issued and outstanding shares of common stock, par value $0.001 per share, of Pro Tech Communications, Inc. ("Pro Tech" or the "Issuer") as of the date of this report. Prior to July 12, 2002, the Reporting Person had the right to acquire shares of Pro Tech common stock upon exchange of the principal and interest due under the following NCT notes (collectively, the "Notes"):


   Issue Date          Due Date         Principal                Exchange Price
-----------------    --------------    -----------------        ----------------
       9/28/01            9/28/02          $ 2,535,469    *            $ 0.14
      12/20/01           12/20/02            2,014,270    *              0.06
       1/11/02            1/11/03            2,231,265    *              0.06
       1/25/02            1/25/03              650,000    *              0.06
       2/27/02            2/27/03              827,412    *              0.06
        3/1/02             3/1/03              350,000                   0.06
        5/2/02            11/2/02            1,275,483                   0.03
        5/2/02             5/2/03            1,425,000                   0.03
                                       -----------------
                                          $ 11,308,899
                                       =================

* These were the subject of a statement on Schedule 13D (Amendment No. 1) filed by the Reporting Person on or about February 27, 2002.

In addition, on February 13, 2001, a five-year warrant that granted the Reporting Person the right to acquire NCT common stock also granted the Reporting Person, at her election, the right to acquire 8,333,333 shares of Pro Tech's common stock ($500,000 worth at an amended exercise price of $0.06 per share, a price that was reduced from $0.44 per share on December 20, 2001) (the "2001 Warrant" and, collectively with the Notes, the "Exchange Securities").

On July 12, 2002, NCT, Pro Tech and the Reporting Person entered into an agreement (the "Waiver Agreement") under which the Reporting Person irrevocably waived all of her Pro Tech exchange rights under the Exchange Securities, in consideration of the delivery by NCT to the Reporting Person of a five-year warrant granting the right to acquire 20,000,000 shares of common stock of NCT at an exercise price of $0.075 per share.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.001 per share, of the following issuer:

          Pro Tech Communications, Inc.
          4492 Okeechobee Road
          Fort Pierce, FL  34947.

          Pro Tech is a Florida corporation.

Item 2.   Identity and Background.

  (a)     Name of person filing this statement:

          The name of the person filing this report is Carole Salkind.

  (b)     Business address:

          c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
          One Riverfront Plaza
          Newark, New Jersey  07102.

(c)  Present principal occupation:

     Secretary to firm partner, Clive Cummis, of the firm named in (b) above which is engaged in the private practice of law at the address set forth in
     (b) above. Such law firm is unaffiliated with Pro Tech and has not performed legal services for Pro Tech during the past twelve months.

(d)  During the last five years,  the Reporting Person has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Citizenship:

     United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the Exchange Securities in private placements under Section 4(2) of the Securities Act of 1933, as amended. In each of these transactions the Reporting Person paid cash from personal funds. Under the Waiver Agreement, the Reporting Person irrevocably waived all of her Pro Tech exchange rights in consideration of the delivery by NCT to the Reporting Person of a five-year warrant granting the right to acquire 20,000,000 shares of common stock of NCT at an exercise price of $0.075 per share.

Item 4. Purpose of Transaction.

     The purpose of the transaction was for investment only with no view to acquire or otherwise exercise control of or over Pro Tech. As of the date of this Schedule 13D, the Reporting Person has made no determination to acquire additional securities of Pro Tech.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns no shares of Pro Tech common stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) On July 12, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of Pro Tech's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         None.

Item 7. Material to Be Filed as Exhibits.

         None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2002



                                                        /s/_____________________
                                                        Name: Carole Salkind